Exhibit (a)(5)(I)
For Inverness:
Media Contacts:
Matt Benson 415-618-8750
Maggie Pisacane 212-687-8080
Sard Verbinnen & Co
Investor Relations Contact:
Doug Guarino 781-647-3900
INVERNESS COMPLETES ACQUISITION OF BIOSITE
WALTHAM, Mass., June 29, 2007 — Inverness Medical Innovations Inc. (AMEX: IMA) today announced the successful completion of its acquisition of Biosite Incorporated (NASDAQ: BSTE), at a price of $92.50 per share. Inverness completed the acquisition through a cash tender offer and a subsequent merger of a wholly owned subsidiary with and into Biosite.
“We are very pleased to complete our acquisition of Biosite and, thanks to the solid groundwork already laid by our integration teams, we are ready to commence what we expect to be a very smooth and rapid integration process. As a combined entity, we can now begin leveraging our expanded product pipeline to enhance our strategic position and long-term growth opportunities in the cardiology field,” stated Ron Zwanziger, Chairman, President and Chief Executive Officer of Inverness. “We welcome Biosite — a company we have known and respected for many years — into the Inverness family.”
As a result of the merger, all outstanding shares of Biosite common stock not validly tendered and accepted for payment in the tender offer were converted into the right to receive $92.50 per share in cash, without interest. The depositary for the tender offer and the disbursing agent for the merger will mail to non-tendering stockholders materials necessary to exchange Biosite stock certificates for such payment. Biosite shares ceased trading at the close of business on June 28, 2007 and will be delisted from the Nasdaq.
About Inverness:
Inverness Medical Innovations, Inc. is a leading developer of advanced diagnostic devices and is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including immuno-diagnostics with a focus on women’s health, cardiology and infectious disease. The Company’s new product development efforts, as well as its position as a leading supplier of consumer pregnancy and fertility/ovulation tests and rapid point-of-care diagnostics, are supported by the strength of its intellectual property portfolio. Inverness is headquartered in Waltham, Massachusetts.
For additional information on Inverness Medical Innovations, Inc., please visit our website at www.invernessmedical.com.
Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements reflect Inverness’ current views with respect to future events and are based on their respective managements’ current assumptions and information currently available. Actual results may differ materially due to numerous factors including, without limitation, risks associated with general competitive factors, market and economic conditions generally, the demand for the acquired products, the ability of Inverness and Biosite to successfully develop and commercialize the products, Inverness’ ability to integrate the Biosite business with its existing businesses and to recognize the anticipated benefits of the acquisition, including synergies and accretion, of the transaction; the risks and uncertainties described in Inverness’ annual report on Form 10-K, as amended, for the period ended December 31, 2006 and Biosite’s quarterly report on Form 10-Q for the period ended March 31, 2007, and other factors identified from time to time in their respective periodic filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements speak only as of the date of this press release, and Inverness undertakes no obligation to update or revise any forward-looking statements contained herein.